ALPS FUND SERVICES, INC.
1290 Broadway, Suite 1100
Denver, Colorado 80203

June 11, 2015

VIA EDGAR

Ms. Amy Miller
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Financial Investors Trust (File No. 811-8194)

Dear Ms. Miller:

The following are responses to the comment received from you by telephone on May 22, 2015 regarding the preliminary proxy statement (“Preliminary Proxy”) filed with the Securities and Exchange Commission (“SEC”) by Financial Investors Trust (the “Trust”) on May 15, 2015.  Your comment and the Trust’s response are set forth below.

The Trust wishes to draw the Staff’s attention to its filing, concurrently with this letter, of a definitive proxy statement (the “Definitive Proxy”). The Definitive Proxy is being filed to, among other things, respond to the oral comment previously provided by the Staff and to incorporate various updating changes to the Preliminary Proxy.  Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the Preliminary Proxy.  The Trust also notes that the Definitive Proxy and related materials are expected to be released to shareholders on or about June 11, 2015.

1.	Comment: The contractual advisory fee rate payable to Red Rocks under the Current Agreement and New Agreement is described as “two-thirds (“2/3” or “66.6%”) of the management fee paid by the Fund to ALPS Advisors.” Please clarify what this advisory fee rate will be as calculated.

Response: Comment complied with.  The Trust has amended the Proxy Statement, where applicable, to additionally state that “[b]ecause the annual advisory fee rate payable by the Fund to ALPS Advisors is 0.85% (as a percentage of the Fund’s daily net assets), the advisory fee rate payable to Red Rocks, as calculated, is effectively 0.57% as a percentage of the Fund’s daily net assets.”

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The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Proxy Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please free to contact me at 720.917.0864.

Sincerely,

/s/ David T. Buhler
David T. Buhler
Secretary

cc:      Peter H. Schwartz, Davis Graham & Stubbs LLP